Crowdmed

PROFIT AND LOSS

April - June, 2017

	TOTAL
Income	
Sales Income	29,345.58
Sales-Partnership	749.00
Total Income	**$30,094.58**
Cost of Goods Sold	
Panel Expense	10,524.84
Patient Refund	1,015.90
Total Cost of Goods Sold	**$11,540.74**
GROSS PROFIT	**$18,553.84**
Expenses	
Advertising	
Facebook	44.85
Google	960.16
Total Advertising	**1,005.01**
Auto/Fuel	64.49
Bank Charges	60.00
Contractor	259.81
Clara	598.00
Deanna Brownlee	50.00
Kelly Uchima	50.00
Kevin Manning	400.00
Lead Genius/Mobileworks	2,817.50
Marketmeguru	2,465.00
MSB Endeavors	4,075.00
PixelKeet	1,000.00
Sophie Cartwright	37.33
Tiempo	25.00
Yun Rose Li	160.00
Total Contractor	**11,937.64**
Dues & Subscriptions	225.00
education/training	19.95
Employee	
Ismail	8,938.46
Lee	31,965.00
Thorne	33,555.34
Total Employee	**74,458.80**
Employee Perks	65.00
Entertainment	65.93
Groceries	156.84
Health Insurance	1,964.52
Insurance	24.01
Marketing	780.32
General	150.00

	TOTAL
MD Recruiting	2,712.50
Total Marketing	**3,642.82**
Office Expenses	736.23
PayPal Fee	205.11
Payroll Fee	1,339.03
Payroll Tax Expenses	6,375.23
Payroll Taxes	13,367.10
Professional Fees	
Accounting	2,995.00
Bookkeeping	1,956.93
Legal	612.70
Total Professional Fees	**5,564.63**
Research & Development	49.99
Restaurants/Dining	1,964.71
Shipping/Transport	235.97
Software	5,259.82
Supplies	224.99
Taxes (Fed/State/City)	-870.66
Telephone Services	532.58
Transportation	1,602.06
Travel	2,648.13
Travel Meals	118.04
Video Conferencing	44.97
Web Hosting	1,032.83
Web Services	
Amazon	530.83
DNSimple	9.00
General	20.25
Github	198.00
Hellofax Hellosign	90.00
Hubspot Inc Cambridge	4,800.00
Linked In	164.82
Salesforce	810.00
Sendgrid	59.85
Zendesk	1,035.00
Total Web Services	**7,717.75**
Total Expenses	**$141,838.52**
NET OPERATING INCOME	$ -123,284.68
NET INCOME	$ -123,284.68